Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.:  333-130373

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus and to solicit an indication of interest in purchasing such securities, when, as and if issued.  Any such indication will not constitute a contractual commitment by you to purchase any of the securities until the offering has been priced and we have advised you of and confirmed the allocation of securities to be made to you.  You may withdraw your indication of interest at any time prior to the notice of allocation.  The issuer is not obligated to issue such security or any similar security and the underwriter’s obligation to deliver such security is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such security when, as and if issued by the issuer.  You are advised that the terms of the securities, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus.  You are advised that securities may not be issued that have the characteristics described in these materials.  The underwriter’s obligation to sell such securities to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials.  If for any reason the issuer does not deliver such certificates, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  In addition, you may get the prospectus for free by visiting our website at http://www.ubs.com/regulationab.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(877) 867-2654.

AUTOMATICALLY GENERATED E-MAIL DISCLAIMERS

Any disclaimer appearing at the bottom of the email communication to which this free writing prospectus is attached stating either of the following (or any derivative thereof):

(1) that these materials contain confidential information; or

(2) that the sender does not accept liability relating to the accuracy or completeness of these materials; or

(3) that these materials do not constitute a solicitation or an offer to buy or sell securities in each case, is not applicable to these materials and should be disregarded.  Such disclaimers have been automatically generated as a result of these materials having been sent via e-mail or another system such as Bloomberg.

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class C, Class P, Class R and Class R-X Certificates.  Only the classes of certificates listed in the tables below are offered by the prospectus supplement.

					Initial Rating of Offered Certificates (2)
Class	Original Class Principal Balance (1)	Approximate Initial Pass-Through Rate	Principal Type	Interest Type	Moody’s	S&P
Class A-1	$549,832,000	(3)	Super Senior	Variable Rate	Aaa	AAA
Class A-2	$61,092,000	(3)	Senior Support	Variable Rate	Aaa	AAA
Class M-1	$11,042,000	(4)	Mezzanine	Variable Rate	Aa1	AA+
Class M-2	$4,223,000	(4)	Mezzanine	Variable Rate	Aa2	AA
Class M-3	$3,248,000	(4)	Mezzanine	Variable Rate	Aa3	AA
Class M-4	$3,247,000	(4)	Mezzanine	Variable Rate	A1	AA
Class M-5	$3,248,000	(4)	Mezzanine	Variable Rate	A2	AA-
Class M-6	$3,248,000	(4)	Mezzanine	Variable Rate	A3	A+
Class M-7	$3,248,000	(4)	Mezzanine	Variable Rate	Baa2	A-
Class M-8	$3,247,000	(4)	Mezzanine	Variable Rate	Baa3	BBB-

_________________

(1)

Approximate, subject to adjustment as described in the prospectus supplement.

(2)

A description of the ratings on the offered certificates is set forth under the heading “Ratings” in the prospectus supplement.

(3)

The pass-through rate on any distribution date with respect to the Class A-1 and Class A-2 certificates will be a per annum rate equal to the lesser of (i) one-month LIBOR for the related accrual period plus the related certificate margin, which will increase to the product of 2.0 multiplied by the initial certificate margin after the first possible optional termination date if the termination option is not exercised and (ii) the related net rate cap.

(4)

The pass-through rate on any distribution date with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 certificates will be a per annum rate equal to the lesser of (i) one-month LIBOR for the related accrual period plus the related certificate margin, which will increase to the product of 1.5 multiplied by the initial certificate margin after the first possible optional termination date if the termination option is not exercised and (ii) the related net rate cap.

The Offered Certificates will also have the following characteristics:

Class	Record Date (1)	Delay/ Accrual Period (2)	Interest Accrual Convention	Final Scheduled Distribution Date (3)	Expected Final Distribution Date (4)	Minimum Denominations	Incremental Denominations	CUSIP Number
Class A-1	DD	0	actual/360	May 2037	September 2013	$ 25,000.00	$1	57645R AA9
Class A-2	DD	0	actual/360	May 2037	September 2013	$ 25,000.00	$1	57645R AB7
Class M-1	DD	0	actual/360	May 2037	September 2013	$ 25,000.00	$1	57645R AC5
Class M-2	DD	0	actual/360	May 2037	September 2013	$ 25,000.00	$1	57645R AD3
Class M-3	DD	0	actual/360	May 2037	September 2013	$ 25,000.00	$1	57645R AE1
Class M-4	DD	0	actual/360	May 2037	September 2013	$ 25,000.00	$1	57645R AF8
Class M-5	DD	0	actual/360	May 2037	September 2013	$ 25,000.00	$1	57645R AG6
Class M-6	DD	0	actual/360	May 2037	March 2013	$ 25,000.00	$1	57645R AH4
Class M-7	DD	0	actual/360	May 2037	June 2012	$ 25,000.00	$1	57645R AJ0
Class M-8	DD	0	actual/360	May 2037	June 2011	$ 25,000.00	$1	57645R AK7

(1)

DD = for any distribution date, the business day preceding such distribution date.

(2)

0 day = the period from and including the Distribution Date of the month preceding the month in which such Distribution Date occurs (or, in the case of the first Distribution Date, April 27, 2007) to and including the day preceding such Distribution Date.  Each Interest Accrual Period will be calculated for such certificates, on the basis of the actual number of days in the accrual period, based on a 360-day year.

(3)

These dates represent the distribution dates occurring in the month following the maturity date of the latest maturing loan in the related collateral group or groups, as applicable.

(4)

The expected final distribution date for each class of offered certificates is based upon (i) pricing speed of 30% CPR, (ii) the modeling assumptions used in the prospectus supplement, as described under “Prepayment and Yield Considerations” and (iii) assuming the optional termination of the mortgage loans is exercised at the earliest possible distribution date, as described in the prospectus supplement under “The Pooling and Servicing Agreement—Optional Termination; Auction Sale”.